United States securities and exchange commission logo





                              November 12, 2020

       David Lovatt
       President and Chief Executive Officer
       Torque Lifestyle Brands, Inc.
       1732 1st Avenue #25955
       New York, New York 10128

                                                        Re: Torque Lifestyle
Brands, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed October 22,
2020
                                                            File No. 024-11350

       Dear Mr. Lovatt:

               We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A filed October 22, 2020

       Cover Page

   1. Please update your cover page to include a cross-reference to the "Securities Being
                                                        Offered" section. Refer
to Item 1(d) of Form 1-A.
       Dilution, page 11

   2. The table labeled "$0.05 Per Share Offering Price" appears to indicate that you may be offering up to 160
million shares of common stock. However, the disclosure elsewhere in your offering statement
indicates that you are only offering up to 16 million shares. Please reconcile your
disclosure.
 David Lovatt
FirstName LastNameDavid    Lovatt
Torque Lifestyle Brands, Inc.
Comapany 12,
November   NameTorque
              2020      Lifestyle Brands, Inc.
November
Page 2    12, 2020 Page 2
FirstName LastName
Forum Selection Provision, page 25

3. We note your disclosure that Section 6 of your subscription agreement provides that the
         State of New York is the exclusive forum for all actions and proceedings relating to the subscription agreement, other than actions arising under federal securities laws. However, the governing law provision in the subscription agreement filed as an exhibit to your offering statement provides that while New York law governs the subscription agreement, the federal and state courts of the State of California are the exclusive forum for all actions and proceedings relating to the subscription agreement. Please update your disclosure accordingly or advise.

         Please also update your disclosure here to briefly discuss the jury trial waiver provision in the subscription agreement and whether the exclusive forum and jury trial waiver provisions apply to claims other than in connection with this offering.
Securities Being Offered, page 25

4. We note your disclosure here and elsewhere in the body of your document indicating that you had 149,449,998 shares of common stock outstanding as of September 30, 2020.
         However, (i) the disclosure in Part 1, Item 1 of your offering statement and on page F-12 of your financial statements indicates that you have 373,625 shares of common stock outstanding and (ii) the disclosure in Part 1, Item 4 of your offering statement indicates that you have 373,942 shares of common stock outstanding. Please reconcile your disclosure or advise.

         We further note that your disclosure here and in "Security Ownership of Management and
         Certain Shareholders" indicates that you would have up to 549,449,998 shares of common stock outstanding if your outstanding shares of preferred stock are converted to common.
         However, your Certificate of Amendment filed as Exhibit 3.1 indicates that your articles of incorporation only authorize 500,000,000 shares of common stock. Please update your disclosure or advise.
Consolidated Financial Statements, page F-1

5. Please label your statements of operations and comprehensive loss and stockholders
         equity    for the years ended    June 30, 2020 and 2019 to clarify.
6. Please label the interim financial statements to clarify the duration of the periods ending
         September 30. It appears you provided financial statements for the twelve months ended
         September 30. If you choose to provide interim financial statements, the statements of
         operations, stockholders    equity and cash flows should be for the
period since the fiscal
         year-end, e.g. for the three months ending September 30, 2020 and 2019. Refer to (b)(5)
         of Part F/S of Form 1-A. Note it appears interim financial statements may not be required yet pursuant to section (b)(3) of Part F/S. Please remove or revise accordingly.
 David Lovatt
Torque Lifestyle Brands, Inc.
November 12, 2020
Page 3
Exhibits

7. Please file all amendments to your articles of incorporation as exhibits to your offering statement. Please see Item 17.2. of Form 1-A.
        We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Julie Sherman at 202-551-3640 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                             Sincerely,
FirstName LastNameDavid Lovatt
                                                             Division of
Corporation Finance
Comapany NameTorque Lifestyle Brands, Inc.
                                                             Office of Life
Sciences
November 12, 2020 Page 3
cc:       Anthony Michael Panek
FirstName LastName